UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 22 June, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	22nd June 2011
Allied Irish Banks, p.l.c. ("AIB)[NYSE:AIB]

ALLIED IRISH BANKS, P.L.C.

EXERCISE OF CALL OPTION IN RELATION TO THE REMAINING PRINCIPAL AMOUNT

OUTSTANDING OF ITS

€500,000,000 7.50 per cent. Step-Up Callable Perpetual Reserve Capital Instruments (ISIN: XS0120950158)
(the "Perpetual RCIs")

U.S.$100,000,000 Subordinated Primary Capital Perpetual Floating Rate Notes (ISIN: IE0000189625)
(the "Perpetual Dollar Notes" and together with the Perpetual RCIs, the "Notes")

Allied Irish Banks, p.l.c. (the "Bank") gives notice that on 27 June 2011 it will redeem the outstanding principal amount of each series of Notes listed below at the relevant redemption price per nominal amount of Notes specified below pursuant to the Terms and Conditions of each such series (as amended by the Extraordinary Resolution passed at a meeting of the relevant holders of the Notes held on 16 June 2011 details of which were set out in the Bank's announcement of 16 June 2011).

Description of the Notes	Common code/ISIN	Redemption price per nominal amount
€500,000,000 7.50 per cent. Step-Up Callable Perpetual Reserve Capital Instruments	0120950515/ XS0120950158	€0.01 per €1,000
U.S.$100,000,000 Subordinated Primary Capital Perpetual Floating Rate Notes	001056093/ IE0000189625	U.S.$0.01 per U.S.$1,000

The Principal Paying Agent for the Notes is:

The Bank of New York Mellon
One Canada Square
London E14 5AL

This notice does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy the Notes.

- ENDS -

For further information, please contact:
Alan Kelly	Catherine Burke
Director, Corporate Affairs & Marketing	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  22 June, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.